

ALLGREEN PROPERTIES LIMITED

MEMORANDUM



SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 3 2004
155
WASH. D.C.

To : Directors
Allgreen Properties Limited

From : Company Secretary

Date : 11 May 2005

Re : Allgreen Properties Limited – First Quarter 2005 Financial Statements

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We forward herewith a copy of the First Quarter 2005 Financial Statements released this evening for your information.

Regards,



05008402

Isoo Tan

enc

cc: U.S. Securities and Exchange Commission
Attn: Ms Rani Doyle

1(b)(i). **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

BALANCE SHEETS AS AT 31 MARCH 2005:

	Group		Company	
	31/03/05 S$'000	31/12/04 S$'000	31/03/05 S$'000	31/12/04 S$'000
Property, plant and equipment	192,328	192,881	501	532
Investment properties	1,188,500	1,188,500	-	-
Subsidiary companies	-	-	1,600,110	1,580,285
Associated companies	5,629	5,633	3,510	3,510
Current Assets				
Stocks	483	476	-	-
Development properties	1,191,864	1,178,110	-	-
Trade debtors	54,356	49,048	1,519	925
Other debtors	37,443	36,657	267	260
Cash and bank balances	24,046	15,641	466	67
Total current assets	1,308,192	1,279,932	2,252	1,252
Total assets	**2,694,649**	**2,666,946**	**1,606,373**	**1,585,579**
Share capital	525,842	525,608	525,842	525,608
Reserves	600,814	600,603	325,525	325,314
Retained profits	475,629	464,777	489,650	488,009
	1,602,285	1,590,988	1,341,017	1,338,931
Minority interests	293,771	286,950	-	-
Total equity	1,896,056	1,877,938	1,341,017	1,338,931
Long-term borrowings	476,090	573,800	20,000	20,000
Rental deposits	9,453	9,357	-	-
Deferred taxation	22,063	22,622	-	-
Current liabilities				
Trade creditors	35,271	39,481	1,744	2,941
Rental deposits	3,988	3,875	-	-
Other creditors	1,111	1,393	-	-
Advances from subsidiary companies	-	-	192,551	191,758
Advances from associated companies	3,634	3,314	3,473	3,153
Provision for taxation	30,037	25,712	6,259	5,779
Borrowings	216,946	109,454	41,329	23,017
Total current liabilities	290,987	183,229	245,356	226,648
Total equity and liabilities	**2,694,649**	**2,666,946**	**1,606,373**	**1,585,579**

1(b)(ii). **Aggregate amount of group's borrowings and debt securities**

Amount repayable in one year or less, or on demand

As at 31/3/2005 (S$'000)		As at 31/12/2004 (S$'000)	
Secured	Unsecured	Secured	Unsecured
175,617	41,329	79,222	30,232

Amount repayable after one year

As at 31/3/2005 (S$'000)		As at 31/12/2004 (S$'000)	
Secured	Unsecured	Secured	Unsecured
456,090	20,000	553,800	20,000

Details of collateral:

Borrowings are secured by the following:

a) a deed of debenture creating fixed and floating charges on certain subsidiary companies' assets;

b) a deed of assignment of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;

c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and

d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(c). **A cashflow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

CONSOLIDATED CASHFLOW STATEMENT FOR THE QUARTER ENDED 31 MARCH 2005:

	1st Quarter ended 31 March	
	2005	2004
	S$'000	S$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	17,137	25,837
Adjustments for:		
Share of results of associated companies	4	11
Write back of provision for diminution in value of development properties	(628)	(689)
Depreciation of property, plant and equipment	2,028	2,044
Loss on disposal of property, plant and equipment (net)	97	1
Interest income	(32)	(109)
Interest expense	1,930	2,681
Operating profit before working capital changes	**20,536**	**29,776**
(Increase)/decrease in stocks	(7)	35
(Increase)/decrease in development properties	(10,864)	16,311
Increase in trade and other debtors	(6,094)	(30,479)
(Decrease)/increase in trade and other creditors	(4,492)	2,672
Increase in rental deposits	209	350
Cash (used in)/generated from operations	**(712)**	**18,665**
Interest paid	(3,900)	(6,041)
Income tax paid	(393)	(5,507)
Net cash (used in)/generated from operating activities	**(5,005)**	**7,117**
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipt of Variable Rate Notes	-	10,000
Proceeds from disposal of property, plant and equipment	6	1
Additions to property, plant and equipment	(1,578)	(3,688)
Liquidation of a subsidiary company	-	(10)
Interest received	32	109
Net cash (used in)/generated from investing activities	**(1,540)**	**6,412**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	445	733
Funds from minority shareholders	4,695	2,952
Funds from associated companies	320	600
Increase/(decrease) in borrowings	9,490	(99,400)
Net cash generated from/(used in) financing activities	**14,950**	**(95,115)**
Net increase/(decrease) in cash and cash equivalents	**8,405**	**(81,586)**
Cash and cash equivalents as at the beginning of the period	15,641	131,231
Cash and cash equivalents as at the end of the period	**24,046**	**49,645**

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

STATEMENTS OF CHANGES IN EQUITY FOR THE QUARTER ENDED 31 MARCH 2005:

	<----------Attributable to shareholders--------->							
	Share capital $'000	Revaluation reserve $'000	Share premium $'000	Dividend reserve $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
Group								
Balance at 1/1/2004								
- as previously reported	525,172	280,327	324,922	28,674	414,949	1,574,044	296,568	1,870,612
- effect due to change in accounting policy	-	-	-	(28,674)	28,674	-	-	-
- as restated	525,172	280,327	324,922	-	443,623	1,574,044	296,568	1,870,612
Net profit for the period	-	-	-	-	19,438	19,438	3,746	23,184
Issue of shares under the Allgreen Share Option Scheme 2002	386	-	347	-	-	733	-	733
Increase in loans from minority shareholders	-	-	-	-	-	-	2,952	2,952
Liquidation of a subsidiary company	-	-	-	-	-	-	(18,076)	(18,076)
Balance at 31/3/2004	525,558	280,327	325,269	-	463,061	1,594,215	285,190	1,879,405
Balance at 1/1/2005	525,608	275,289	325,314	-	464,777	1,590,988	286,950	1,877,938
Net profit for the period	-	-	-	-	10,852	10,852	2,126	12,978
Issue of shares under the Allgreen Share Option Scheme 2002	234	-	211	-	-	445	-	445
Increase in loans from minority shareholders	-	-	-	-	-	-	4,695	4,695
Balance at 31/3/2005	525,842	275,289	325,525	-	475,629	1,602,285	293,771	1,896,056

	Share capital $'000	Revaluation reserve $'000	Share premium $'000	Dividend reserve $'000	Retained profits $'000	Total $'000
Company						
Balance at 1/1/2004						
- as previously reported	525,172	-	324,922	28,674	480,513	1,359,281
- effect due to change in accounting policy	-	-	-	(28,674)	28,674	-
- as restated	525,172	-	324,922	-	509,187	1,359,281
Net profit for the period	-	-	-	-	1,970	1,970
Issue of shares under the Allgreen Share Option Scheme 2002	386	-	347	-	-	733
Balance at 31/3/2004	525,558	-	325,269	-	511,157	1,361,984
Balance at 1/1/2005	525,608	-	325,314	-	488,009	1,338,931
Net profit for the period	-	-	-	-	1,641	1,641
Issue of shares under the Allgreen Share Option Scheme 2002	234	-	211	-	-	445
Balance at 31/3/2005	525,842	-	325,525	-	489,650	1,341,017

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the period ended 31 March 2005, the issued share capital was increased as follows:

	Number of shares '000	Amount S$'000
Issued share capital as at 1/1/2005	1,051,215	525,608
Issue of ordinary shares of S$0.50 each under the Allgreen Share Option Scheme 2002	468	234
Issued share capital as at 31/3/2005	1,051,683	525,842

As at 31 March 2005, there were 8,772,000 (As at 31 March 2004: 9,556,000) unissued shares of S$0.50 each under the Allgreen Share Option Scheme 2002.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current period as compared with the audited financial statements for the year ended 2004, except for the adoption of new and revised Financial Reporting Standards ("FRS") that have become effective from 1 January 2005. The adoption of these FRS does not have a material impact on the Group's financial statements for the quarter ended 31 March 2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, which has changed, as well as the reasons for, and the effect of, the change.

Please refer to paragraph 4.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group	
	1st Quarter ended 31 March	
	2005	2004
Earnings per ordinary share of the Company for the period based on Group's profit attributable to shareholders :		
(i) Based on the weighted average number of shares	1.03 cents	1.85 cents
(ii) On a fully diluted basis	1.03 cents	1.85 cents

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding year.**

	Group		Company	
	31/03/05 S$	31/12/04 S$	31/03/05 S$	31/12/04 S$
Net asset value per ordinary share on issued share capital at the end of the period	1.52	1.51	1.28	1.27

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current period reported on.

As compared to 1Q 2004, the Group's revenue decreased by 39% to S$49.5 million in 1Q 2005. This was mainly due to lower revenue from development properties as a result of lower progress sales recognition.

Accordingly, the profit before taxation declined by 34% to S$17.1 million in 1Q 2005 from S$25.8 million in 1Q 2004.

The above results were partly offset by:-

1) Higher Other Operating Income due to a one-off recovery of expenses of about S$1.7 million.

2) Lower interest expense.

As at 31 March 2005, the net gearing was 0.35x with borrowings at S$693.0 million (As at 31/12/2004: S$683.3 million).

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between it and the actual results.

Our reported results for 1Q 2005 are in line with the prospect statement made in the year end 2004 results announcement of a profitable year for 2005.

10. A commentary at the date of this announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

In tandem with the Government's forecast of an economic growth of 3% - 5% for 2005, the private property price index rose in 1Q 2005, the fourth consecutive quarterly rise indicating a continued improvement in the property market. In line with this, more launches can be expected.

11. Dividend

(a) Current Financial Period Reported On
Any dividend recommended for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year
Any dividend declared for the corresponding period of the immediately preceding year No

(c) Date payable
Not applicable.

(d) Books closing date
Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.
Not applicable

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
11/5/2005